June 25, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Exa Corporation
Registration Statement on Form S-1

Registration No. 333-176019

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:45 p.m. (Eastern Time) on June 27, 2012, or as soon thereafter as practicable.

In connection with the above-referenced Registration Statement, we wish to advise you that during the period from June 18, 2012 to the date of this letter, 2500 copies of the Preliminary Prospectus dated June 18, 2012 have been distributed as follows: 400 to prospective institutional investors; 2000 to prospective individual investors; and 0 to prospective underwriters, prospective dealers, ratings agencies and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Keith G. Lister
Name: Title:	Keith G. Lister Managing Director